December 11, 2009

Martin Zorn
Chief Operating Officer and Chief Financial Officer
Integra Bank Corporation
21 S.E. Third Street
Evansville, IN 47705

> **Re: Integra Bank Corporation**
> **Form 10-Q for Fiscal Period Ended March 31, 2009**
> **Form 10-Q for Fiscal Period Ended June 30, 2009**
> **Form 8-K filed July 31, 2009**
> **File No. 000-13585**

Dear Mr. Zorn:

    We have completed our review of your Form 10-K for Fiscal Year Ended December 31, 2008, Forms 10-Q for the Periods Ended March 31, 2009 and June 30, 2009 and Form 8-K filed July 31, 2009 and have no further comments at this time.

                                          Sincerely,

                                          Kevin W. Vaughn
                                          Branch Chief